UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date August 26, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 26 August 2008

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 26 August 2008.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Fenghua, the Chairman, the fourth regular meeting (the “Meeting”) for the year 2008 of the fifth session of the board of directors of the Company (the “Board”) was held on 26 August 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Mr. Li Fenghua, as the Chairman and non-executive director of the Company, Mr. Li Jun, as the Vice Chairman and non-executive director of the Company, Mr. Luo Chaogeng, as a non-executive director of the Company, Mr. Luo Zhuping, as an executive director of the Company, and Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong, as independent non-executive directors of the Company, attended the Meeting. Mr. Cao Jianxiong, as an executive director of the Company, authorized Mr. Li Fenghua, the Chairman, to vote for him.

The directors of the Company present at the Meeting confirmed they had received the notice of the Meeting. Some of the supervisors of the Company, and Mr. Luo Weide, chief financial officer of the Company, and certain officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting (including proxy) complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Li Fenghua, the Chairman. The directors present at the Meeting considered and unanimously approved the following resolutions:

1.	Considered and approved the 2008 interim financial report of the Company.

2.
Considered and approved the 2008 interim report of the Company and its summary and decided to publish them together with the interim financial report as stated under item 1 above in both Hong Kong and Shanghai on 27 August 2008.

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3.
Considered and approved the administrative measures for preventing misappropriation of capital by the controlling shareholder and its related parties (防範控股股東及關聯方資金佔用管理辦法). Details of the measures are available in the Shanghai Stock Exchange website (www.sse.com.cn).

4.	Considered and approved the report on self-assessment of internal control for the first half of year 2008 (2008年上半年內部控制自我評估報告).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, non-executive director)
Li Jun	(Vice Chairman, non-executive director)
Cao Jianxiong	(President, executive director)
Luo Chaogeng	(Non-executive director)
Luo Zhuping	(Executive director)
Hu Honggao	(Independent non-executive director)
Peter Lok	(Independent non-executive director)
Wu Baiwang	(Independent non-executive director)
Zhou Ruijin	(Independent non-executive director)
Xie Rong	(Independent non-executive director)

Shanghai, the People’s Republic of China
26 August 2008

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